EXHIBIT 99.1

ASSOCIATED ESTATES REALTY CORPORATION
1st QUARTER EARNINGS

For more information regarding the content of this news release, please contact: Barbara Hasenstab 216-797-8798	*For Immediate Release* News Release No.: 05-04 Release Date: April 27, 2005

ASSOCIATED ESTATES REALTY CORPORATION ANNOUNCES FIRST QUARTER 2005 RESULTS

Cleveland, Ohio - April 27, 2005 - Associated Estates Realty Corporation (NYSE: AEC) today reported a net loss of $0.35 per common share (basic and diluted) for the first quarter ended March 31, 2005 compared with a net loss of $0.13 per common share (basic and diluted) for the first quarter ended March 31, 2004. The results for the first quarter of 2005 include non-cash redemption costs of approximately $0.11 per share associated with the redemption of the Company's Class A Shares in January 2005.

Funds from operations (FFO) per share for the first quarter of 2005 were $0.09 per common share (basic and diluted) compared with $0.29 per common share (basic and diluted) for the first quarter of 2004. Excluding the redemption charges noted above, FFO for the first quarter of 2005 would have been $0.20 per share compared with $0.29 per share in the first quarter a year ago. The period over period decline of $0.09 per share is primarily attributable to:

- Reduced contributions from the Company's painting subsidiary and a decline in management fee revenues, as anticipated; and

- Increased operating expenses in our same store market-rate and affordable housing portfolios.

A reconciliation of net loss to FFO is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished with this earnings release to the Securities and Exchange Commission on Form 8-K.

Same Store Market-Rate Portfolio

Property net operating income for the first quarter for the same store market-rate portfolio decreased 5.4 percent compared with the first quarter of 2004. Revenues for the first quarter of 2005 from the Company's same store market-rate portfolio were flat, primarily as a result of softness in the Company's Midwest markets. Total property operating expenses for the same store market-rate portfolio increased 5.9 percent.

For the first quarter, the average net collected rent was $665 per unit compared with $666 per unit for the first quarter of 2004. Physical occupancy was 92.5 percent at the end of the quarter compared with 91.7 percent at the end of the first quarter of 2004.

Additional quarterly financial information, including segment detail and performance by region for the Company's same-store portfolio, is included in the Company's supplemental fact booklet, which is available on the "Investor Relations" section of the Company's web site at www.aecrealty.com or by clicking on the following link: http://www.snl.com/interactive/ir/corp.asp?iid=103102.

Acquisitions

On March 9, the Company acquired a 316-unit multifamily community located in Florida. The property was constructed in 2003.

EXHIBIT 99.1

ASSOCIATED ESTATES REALTY CORPORATION
1st QUARTER EARNINGS

Unsecured Offering of Trust Preferred Securities

On March 15, the Company borrowed $25.8 million on an unsecured basis in connection with the issuance of trust preferred securities by a Company subsidiary. The loan matures in 2035 and may be prepaid after five years without penalty. The interest rate is 7.92% for the first ten years and then goes to LIBOR plus 3.25% for the remainder of the term of the loan.

The Company plans to ultimately use the proceeds from the offering to acquire properties. In the interim, the proceeds were used to reduce borrowings on the Company's line of credit and pay off a project-specific mortgage.

Outlook

"While the Midwest markets have been slower to pick up than we anticipated, we are encouraged by the increase in net collected (or effective) rents and overall occupancy in March, as well as preliminary April numbers," said Jeffrey I. Friedman, President and CEO. "At the same time, we have seen exceptional growth in some of our other markets, including Florida and Metro D.C."

For 2005, the Company anticipates FFO on the low end of the previously stated range of $1.05 to $1.10 per share, excluding the non-cash redemption costs of approximately $0.11 per share associated with the redemption of the Class A Shares. Correspondingly, funds available for distribution (FAD) are expected at the low end of the range of $0.71 to $0.76 per share.

These expected results reflect the softness in the Company's Midwest markets, the negative impact of higher-than-anticipated utility costs in the first quarter, and the net impact of increased interest costs, primarily related to the issuance of the trust preferred securities in the first quarter.

Safe Harbor Statement

This news release contains forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's 2005 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects", "projects", "believes", "plans", "anticipates", and similar expressions are intended to identify forward looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, including without limitation the following: changes in economic conditions in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available apartments and change in market rental rates; increases in property and liability insurance costs; changes in government regulations affecting the Affordable Housing properties and other properties operated by the Company; changes in or termination of contracts relating to third party management and advisory business; inability to renew current Housing Assistance Payment (HAP) contracts at existing rents; weather and other conditions that might adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, and real estate tax valuation reassessments or millage rate increases; inability of the Company to achieve anticipated reductions in operating expenses and increases in revenues; the results of litigation filed or to be filed against the Company; risks related to the Company's joint ventures; risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage; risks associated with property acquisitions such as environmental liability, among others; changes in market conditions that may limit or prevent the Company from acquiring or selling properties; and risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located.

EXHIBIT 99.1



ASSOCIATED ESTATES REALTY CORPORATION
1st QUARTER EARNINGS

Company Profile

Associated Estates Realty Corporation, one of the largest multifamily property owners in the United States, is a real estate investment trust (REIT) headquartered in Richmond Heights, Ohio, a suburb of Cleveland. The Company currently directly or indirectly owns, manages, or is a joint venture partner in 114 multifamily properties containing a total of 24,407 units located in 12 states.

EXHIBIT 99.1

service satisfaction value

ASSOCIATED ESTATES REALTY CORPORATION
1st QUARTER EARNINGS

ASSOCIATED ESTATES REALTY CORPORATION			
Financial Highlights			
(in thousands, except per share data)			
		For the Three Months Ended March 31,	
		2005	2004
Total revenue		$ 37,276	$ 38,882
Net (loss) income		(3,334)	(1,065)
Net (loss) income applicable to common shares (1)		(6,843)	(2,436)
Add:	Depreciation - real estate assets	8,127	7,720
	Depreciation - real estate assets - joint ventures	240	285
	Amortization of joint venture deferred costs	8	21
	Amortization of intangible assets	244	78
	Funds from operations (FFO) (2)	1,776	5,668
Add:	Original cost associated with redemption of preferred shares	2,163	-
	Funds from operations (FFO) excluding preferred redemption costs (3)	3,939	5,668
Add:	Depreciation - other assets	425	433
	Depreciation - other assets - joint ventures	51	50
	Amortization of deferred financing fees	272	267
	Amortization of deferred financing fees - joint ventures	7	10
Less:	Fixed asset additions	(961)	(1,186)
	Fixed asset additions - joint ventures	(13)	-
	Funds available for distribution (FAD) (4)	$ 3,720	$ 5,242
Per share:			
Net (loss) income applicable to common shares - Basic (1)		$ (0.35)	$ (0.13)
Net (loss) income applicable to common shares - Diluted (1)		(0.35)	(0.13)
Funds from operations - Basic and Diluted (2)		0.09	0.29
- Excluding preferred redemption costs		0.20	0.29
Dividends per share		0.17	0.17
Weighted average shares outstanding - Basic and Diluted		19,579	19,446

(1) After dividends of $1,346 and $1,371, equivalent to $0.07 and $0.07 per common share, respectively, for the three months ended March 31, 2005 and 2004, respectively, on the Company's Preferred Shares and the costs associated with the redemption of the Class A shares in 2005.

(2) The Company defines funds from operations (FFO) as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under generally accepted accounting principles (GAAP), adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted however, that certain other real estate companies may define FFO in a different manner.

(3) The Company defines FFO excluding preferred redemption costs as FFO, as defined above, plus the add back of the $2,163,000 original issuance costs associated with the redemption of preferred shares. In accordance with GAAP, the Company reclassified these costs from paid-in-capital to operating activity in connection with the redemption of the Series A Preferred Shares. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

EXHIBIT 99.1

ASSOCIATED ESTATES REALTY CORPORATION
1st QUARTER EARNINGS

(4)   The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

Should you have any questions concerning this release, please contact: Barbara E. Hasenstab, Vice President of Investor Relations and Corporate Communications, 216-797-8798 or IR@aecrealty.com. The full text and supplemental schedules of this press release are available on AEC's home page at www.aecrealty.com. To receive a copy of the results by mail or fax, please contact Investor Relations at 1-800-440-2372, ext. 8752. AEC's web site is linked to Sharebuilder, an online service that allows investments in shares of AEC common stock directly on a recurring basis. For more information, access the Investor Relations "News" section of www.aecrealty.com